

VIA FACSIMILE AND U.S. MAIL

September 25, 2008

Chong Hui Zhao
Chief Executive Officer and Chief Financial Officer
China Bottles, Inc. (formerly Hutton Holdings Corp)
Huanghuahu Industrial Zone, Fogang County
Guangdong Province, PRC 511675

> RE: **China Bottles, Inc. (formerly Hutton Holdings Corp)**
> **Form 10-QSB/A for Fiscal Quarter Ended September 30, 2007**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2008**
> **Form 10-Q/A for Fiscal Quarter Ended June 30, 2008**
> **File No. 0-51724**

Dear Mr. Zhao:

We have the following supplemental comment in addition to comments issued in our letter dated September 16, 2008. Where indicated, we think you should revise your disclosures in response to this supplemental comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

Form 10-KSB/A for the Year Ended December 31, 2007

Controls and Procedures, page 17

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please amend your December 31, 2007 Form 10-KSB/A to provide the information required by Item 308T(a) of Regulation S-B regarding your assessment of the effectiveness of your internal control over financial reporting. Specifically, your disclosure should include the following:

- A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant;

- A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting;

- A statement of management's assessment of internal controls over financial reporting for the fiscal year ended December 31, 2007 effectiveness; and

- A statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report."

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007 and revise your disclosure as appropriate.   Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.   Please also note that an ineffective determination as of December 31, 2007 would presumably extend to your March 31, 2008 and June 30, 2008 Forms 10-Q, as the omitted disclosure was not identified and/or addressed until after June 30, 2008, and the Forms should be amended to reflect the revised conclusion, as appropriate.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief